SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from                      to

Commission file number 1-9389

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

C&D TECHNOLOGIES SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C&D TECHNOLOGIES, INC.

1400 UNION MEETING ROAD

BLUE BELL, PA 19422

C&D Technologies Savings Plan

Financial Statements

December 31, 2008 and 2007 and Supplemental Schedule December 31, 2008

C&D Technologies Savings Plan

Index

December 31, 2008 and 2007

*	Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 2008.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the C&D Technologies Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of C&D Technologies Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Philadelphia, PA

June 25, 2009

C&D Technologies Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value	$27,020,159	$44,988,827
Contributions receivable:
Participant	62,260	68,035
Employer	187,577	142,689
Accrued income receivable	85	247

Total Assets	27,270,081	45,199,798

Liabilities
Accrued liabilities	2,158	2,162
Payable for investments purchased	—	33,100

Total liabilities	2,158	35,262

Net assets available for benefits at fair value	27,267,923	45,164,536

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts.	305,957	64,530

Net assets available for benefits	$27,573,880	$45,229,066

The accompanying notes are an integral part of these financial statements.

C&D Technologies Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
Additions
Net (depreciation) appreciation in fair value of investments	$(15,092,628)	$249,007
Interest income	23,860	34,948
Dividend income	1,510,132	3,509,064
Employer contributions	794,201	738,855
Participant contributions	1,894,001	2,038,767
Roll-over contributions	328,759	225,387

Total (decrease) increase	(10,541,675)	6,796,028

Deductions
Benefits paid to participants	7,069,402	5,860,802
Administrative expenses	44,109	48,178

Total deductions	7,113,511	5,908,980

Net (decrease) increase	(17,655,186)	887,048
Net assets available for benefits
Beginning of year	45,229,066	44,342,018

End of Year	$27,573,880	$45,229,066

The accompanying notes are an integral part of these financial statements.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of Plan

General

The following description of the C&D Technologies Savings Plan (the “Plan”) provides only general information. Participants should refer to the official Plan document for a more complete description of the Plan’s provisions.

As defined in the Plan document, the Plan is a defined contribution plan in which certain salaried and hourly employees of C&D Technologies, Inc. (the “Company”) are eligible to participate with the condition that salaried and hourly employees, whose terms and conditions of employment are governed by a collective bargaining agreement, are only eligible to participate if that agreement states that they are eligible. The collective bargaining agreement with our hourly employees in Attica, Indiana was amended in 2007 to permit the employees covered to participate in the Plan effective January 1, 2008. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (“ERISA”).

Employee Contributions

The participants may make pre-tax contributions to the Plan in any whole percentage of compensation ranging from 1% to 50% subject to limitations of the plan provisions. Participants may make voluntary after-tax contributions ranging from 1% to 10% of compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan currently offers 26 mutual funds, one common/collective trust and the common stock of the Company as investment options for participants. There are no restrictions on participant election options.

Employer Contributions: Salaried Participants

The Company may elect to make matching contributions to the salaried participants’ Plan accounts for amounts up to 8% of compensation that is contributed to the Plan by the employee. In 2008 and 2007, the Company matched 50% of the salaried participants’ matchable contribution. This matching company contribution is invested according to the participants’ allocations. Additionally, the Company may make a discretionary salary profit sharing contribution not to exceed 8% of the participant’s annual compensation. The Company did not make discretionary profit sharing contributions to salaried participants for the Plan years ended December 31, 2008 and 2007. All employer contributions are invested according to the participants’ allocations.

Employer Contributions: Hourly Participants in the Company’s Power Electronics Division

On August 31, 2007 C&D Technologies, Inc. sold its Power Electronics Division. Before this division was sold, the Company could make matching contributions to the hourly participants in this division for amounts up to 8% of participant contributions. The Company matched 50% of the hourly participants’ matchable contribution from January 1, 2007 through August 31, 2007. This matching company contribution was invested according to the participant’s allocations.

Employer Contributions: Hourly Participants Not Included in the Company’s Power Electronics Division and not covered by a Collective Bargaining Agreement

The Company makes a mandatory hourly profit sharing contribution on behalf of each eligible hourly participant equal to the appropriate percentage of his/her compensation which varies based upon his/her years of vesting service, as illustrated in the following table:

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Years of Vesting Service	% of Compensation
0-5	2.5%
6-10	3.0%
11-20	3.5%
21 and greater	4.5%

Additional employer contributions may be made for hourly participants based on the discretion of the Board of Directors. These hourly participants are eligible to receive these discretionary contributions if they have completed 1,000 hours of service during the plan year and are employed by the Company on the last day of the plan year. For the years ended December 31, 2008 and 2007, there were no such additional discretionary employer contributions made for the hourly participants.

Employer Contributions: Hourly Participants Covered by a Collective Bargaining Agreement

The Company is not required to make any contributions to the accounts of employees covered by a Collective Bargaining Agreement.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and an allocation of earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is a benefit that can be provided from participant’s vested account.

Vesting

Participants are 100% vested in their own contributions and the earnings thereon. Vesting in the Company’s contributions and earnings thereon is based on years of continuous service. Salaried participants are 100% vested after three years of service as defined in the Plan document. Hourly participants are ratably vested over five years of service as defined in the Plan document. Any amount not vested at termination will be forfeited upon the occurrence of five consecutive one-year breaks-in-service following a participant’s termination of employment.

Forfeitures

At December 31, 2008 and 2007, forfeited nonvested account balances totaled $47,895 and $24,919, respectively. These accounts are used to reduce Company payments of future employer contributions and/or Plan expenses. For the Plan years ended December 31, 2008 and 2007, Plan administrative expenses of $28,734 and $42,048, respectively, were funded from forfeitures. For the plan years ended December 31, 2008 and 2007, the Company applied forfeitures to fund employer contributions of $29,672 and $139,540, respectively.

Payment of Benefits

At the election of the participant, participant benefit payments resulting from termination of employment, death, disability or retirement are distributed in a lump sum amount in cash equal to the value of the participant’s vested interest in his or her account. However, participants who have terminated service with the Company and have vested accounts valued at less than $5,000 are paid a lump sum distribution which may be directly paid to the participant or paid as direct rollover payment to an IRA or another plan.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Participant Loans

Participants may borrow from their vested contribution balances. The loan is limited to the lesser of 50% of the vested contributions or $50,000. The minimum loan amount is $1,000. Loans are repaid through regular payroll deductions. Interest on the loans is established at rates commensurate with local prevailing rate, currently prime plus 2 percent.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). The standard defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurement. The standard is effective for fiscal years beginning after November 15, 2007. As of January 1, 2008, Plan management has adopted SFAS 157 in the current year. Adoption did not have a material impact on the Plan’s financial statements. See Note 4 for the additional disclosures required by adoption of this standard.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year end unit closing price (comprised of year-end market price of Company stock plus uninvested cash position). Investments in common/collective trusts are stated at the unit value of the portfolio which is based on the fair value of the underlying trust investments. Participant loans are valued at cost which approximates fair value.

Purchases and sales are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation and depreciation on those investments.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Expenses

Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. Any remaining expense will generally be paid by the Company. These expenses include recordkeeping related and auditing fees.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates and those differences could be significant.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets.

	2008	2007
Fidelity Managed Income Portfolio, 5,977,914 and 6,002,366 shares, respectively	$5,671,957	$5,937,836
Fidelity Magellan Fund, 63,219 and 71,220 shares, respectively	2,899,234	6,685,394
Fidelity Low-Priced Stock Fund, 92,330 and 114,001 shares, respectively	2,134,659	4,688,842
Fidelity Government Income Fund, 173,801 and 74,487 shares, respectively	1,903,125	771,686	*
Fidelity Diversified International Fund, 86,273 and 113,489 shares, respectively	1,855,733	4,528,209
Fidelity Puritan fund, 127,300 and 142,593, shares, respectively	1,662,539	2,713,548
Fidelity Growth & Income Fund, 112,089 and 159,962 shares, respectively	1,476,213	4,363,757

*	Investment represents less than 5% of the Net Assets at December 31, 2007.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

During 2008 and 2007, the Plan’s investments (depreciated) appreciated in values as follows:

	2008	2007
Mutual Funds	$(14,249,468)	$(295,937)
Common Stock	(843,160)	544,944

	$(15,092,628)	$249,007

4.	Fair Value Measurement

FASB Statement No. 157, “Fair Value Measurements”, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s financial instruments carried at fair value as of December 31, 2008:

	Total Fair Value Measurement December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$20,012,897	$20,012,897	$—	$—
Common Collective Trust	5,671,957		5,671,957
Common Stocks	1,092,032	1,092,032
Participant Loans	243,273			243,273

Total assets at fair value	$27,020,159	$21,104,929	$5,671,957	$243,273

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

The fair market value of the C&D Technology Common Stock Fund at December 31, 2008 includes cash balances of $38,208.

The following table presents a reconciliation of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, January 1, 2008	$298,515
New loans issued	123,064
Loans deemed to be distributions	(5,512)
Loan principal repayments	(172,794)

Balance, December 31, 2008	$243,273

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net Assets Available for Benefits per the financial statements	$27,573,880	$45,229,066
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(305,957)	(64,530)

Net Assets Available for Benefits per the Form 5500	$27,267,923	$45,164,536

The following is a reconciliation of Total additions per the financial statements to the Form 5500 for the years ended December 31, 2008 and 2007:

	2008	2007
Total additions per the financial statements	$(10,541,675)	$6,796,028
Add: Adjustment from contract value to fair value for interest in collective trust relating to fully benefit responsive investment contracts in prior year	64,530	58,670
Less: Adjustment from contract value to fair value for interest in collective trust relating to fully benefit responsive investment contracts in current year	(305,957)	(64,530)

Total income per the Form 5500	$(10,783,102)	$6,790,168

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

C&D Technologies Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

7.	Plan Tax Status

The Plan has received a favorable determination letter dated May 22, 2002 from the Internal Revenue Service (“IRS”) advising that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (“IRC”), and is therefore exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.	Related Party Transactions

Most Plan investments are shares of mutual funds and shares of a common/collective trust fund managed by Fidelity Management Trust Co. (“Fidelity”). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Fidelity for the recordkeeping and trustee services amounted to $44,109 and $48,178 for the years ended December 31, 2008 and 2007, respectively.

The Plan is interpreted, administered and operated by a committee which in Plan year 2008 was comprised of the Company’s Vice President & Controller, Director Shared Services & Treasurer, Director of Compensation & Benefits and Deputy General Counsel. During the years ended December 31, 2008 and 2007, the Company paid administrative expenses directly related to audit fees of $48,775 and $46,458, respectively, on behalf of the Plan.

During 2008 and 2007, the Plan had purchases of C&D Technologies, Inc. common stock in the amount of $758,960 and $657,975, respectively, and sales of C&D Technologies, Inc. common stock in the amount of $699,794 and $604,096, respectively.

9.	Risks and Uncertainties

The Plan provides for various investment options in any combination of Company stocks, mutual funds, common/collective trusts. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

C&D Technologies Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of Issue	Description of Investment including rate of interest	Current Value **
* Fidelity Magellan Fund	Registered Investment Company	2,899,234
* Fidelity Managed Income Portfolio Fund	Common/Collective Trust	5,671,957
* Fidelity Growth & Income Fund	Registered Investment Company	1,476,213
* Fidelity Low-Priced Stock Fund	Registered Investment Company	2,134,659
* Fidelity Diversified International Fund	Registered Investment Company	1,855,733
* Fidelity Puritan Fund	Registered Investment Company	1,662,539
* Fidelity Spartan U.S. Equity Index Fund	Registered Investment Company	1,280,430
* Fidelity Freedom 2020 Fund	Registered Investment Company	1,309,191
* Fidelity Mid Cap Stock Fund	Registered Investment Company	582,451
* C&D Technologies, Inc. Common Stock	Common Stock	1,092,032
* Fidelity Freedom 2010 Fund	Registered Investment Company	671,814
* Fidelity Freedom 2030 Fund	Registered Investment Company	441,703
* Fidelity Government Income Fund	Registered Investment Company	1,903,125
* Fidelity Blue Chip Fund	Registered Investment Company	364,892
* Fidelity Freedom 2000 Fund	Registered Investment Company	145,221
* Fidelity Freedom 2040 Fund	Registered Investment Company	194,190
* Fidelity Freedom 2025 Fund	Registered Investment Company	151,694
* Fidelity Freedom 2015 Fund	Registered Investment Company	603,199
* Fidelity Freedom Income Fund	Registered Investment Company	73,710
* Fidelity Freedom 2005 Fund	Registered Investment Company	9,539
* Fidelity Freedom 2035 Fund	Registered Investment Company	52,202
* Fidelity Freedom 2045 Fund	Registered Investment Company	26,251
* Fidelity Freedom 2050 Fund	Registered Investment Company	46,836
Morgan Stanley Institutional Fund Trust Fixed Income Portfolio	Registered Investment Company	809,667
Oakmark Fund Class I	Registered Investment Company	198,869
Morgan Stanley Institutional Small Company Growth B Fund	Registered Investment Company	138,547
Munder Small Cap Value A Fund	Registered Investment Company	167,598
Perkins MD CP VL Inv	Registered Investment Company	783,221
Davis NY Venture Y	Registered Investment Company	30,169
* Participant Loans	Interest, 6-11.5%, maturity from 2009 - 2018	243,273

Total investments		$27,020,159

*	Party-in-interest
**	Cost not required for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the C&D Technologies Pension Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

C&D Technologies Savings Plan

Date:	June 25, 2009	By:	/s/ Ian J. Harvie
Ian J. Harvie.
Vice President & Chief Financial Officer

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm